Exhibit 12.1

AutoNation, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	Year Ended December 31,
Earnings	2010		2009		2008	2007		2006
Income (loss) from continuing operations before income taxes	$381.3		$349.2		$(1,401.5)	$450.8		$517.1
Adjustment to exclude earnings from equity method investees	—		(0.1)		(0.7)	(0.8)		(1.7)
Fixed charges	120.0		103.7		201.1	273.7		259.9
Distributions from equity method investees	—		1.3		0.3	1.0		1.6
Interest capitalized	(1.2)		(0.1)		(0.8)	(0.9)		(1.1)

Earnings, as defined	$500.1		$454.0		$(1,201.6)	$723.8		$775.8

Fixed Charges
Floorplan interest expense (a)	$42.8		$37.4		$89.3	$135.8		$146.5
Other interest expense (b)	56.6		42.6		89.4	114.1		90.8
Capitalized interest costs	1.2		0.1		0.8	0.9		1.1
Interest component of rent expense	19.4		23.6		21.6	22.9		21.5

Total fixed charges	$120.0		$103.7		$201.1	$273.7		$259.9

Ratio of earnings to fixed charges	4.2	x	4.4	x	(c )	2.6	x	3.0	x

(a)	Floorplan interest expense includes discontinued operations.
(b)	Other interest expense includes amortization of debt issuance costs.
(c)	In the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $1.40 billion due to non-cash impairment charges of $1.74 billion.